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EXHIBIT 99.1

Tricom Announces Board Changes

        SANTO DOMINGO, Dominican Republic, Feb. 11—Tricom, S.A. (NYSE: TDR) today announced that Ricardo Valdez Albizu, 45, has joined the Company's board of directors.

        Mr. Valdez Albizu is chairman and chief executive officer of a leading diversified industrial park in the Dominican Republic. Mr. Valdez Albizu has extensive experience working with the Dominican private sector having held a number of executive and senior management positions for the main interest groups representing exporters, industries as well as free zone companies in the Dominican Republic. Mr. Valdez Albizu is a former commodities futures trader at Merrill Lynch, and served as agent representative for Paine Webber, Savannah Foods and Industries, among others. Mr. Valdez Albizu graduated from Universidad Autonoma de Santo Domingo where he received his law degree in 1984.

        The Company also announced that Marcos Troncoso has resigned from the Company's board of directors. Mr. Troncoso will remain as Secretary of the Board of Directors and will continue to advise and represent the Company in legal, regulatory and other corporate matters.

About TRICOM

        Tricom, S.A. is a full service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, we are one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. We also offer digital mobile integrated services including two-way radio and paging services in Panama using iDEN® technology. For more information about Tricom, please visit www.tricom.net

        For additional information, please visit Tricom's Investor Relations website at http://www.tdr-investor.com or contact our Investor Relations department at the above numbers.

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Tricom Announces Board Changes